FILED VIA EDGAR

June 4, 2004
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
RE: WITHDRAWAL OF REGISTRATION STATEMENT
FORM SB-2 FILED FEBRUARY 23, 2004.
FILE NO. 333-113011
Ladies and Gentlemen:
Pursuant to Rule 477(a) of the 1933 Act Rules, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting to Banner Holding Corp. (the "Registrant") to withdraw the Registration Statement on Form SB-2, as amended, filed by the Registrant on February 23, 2004, and to re-file a new Form SB-2 with the corrected information
(the "Registration Statement").

No securities were sold in connection with the Registration
Statement. The Registrant due to changes in the company's business plan, operations and capital structure is seeking the withdrawal. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a), the SEC issue an order consenting to the withdrawal of the Registration Statement. Sincerely,

/s/ John Higgins
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John Higgins
Chief Executive Officer